Exhibit 12

TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions of dollars)

						For Nine Months Ended September 30,
	1997	1998	1999	2000	2001	2001	2002
Earnings:
Income (loss) from continuing operations before income taxes plus fixed charges and amortization of capitalized interest less interest capitalized	$973	$815	$2,205	$4,702	$(316)	$(74)	$295

Fixed charges:
Total interest on loans (expensed and capitalized)	$115	$86	$84	$98	$74	$58	$45
Interest attributable to rental and lease expense	44	41	30	32	33	26	20

Fixed charges	$159	$127	$114	$130	$107	$84	$65

Ratio of earnings to fixed charges	6.1	6.4	19.3	36.2	*	*	4.5

*	The ratio is not meaningful. The coverage deficiency was $423 million in year 2001 and $158 million for the nine months ended September 30, 2001.